UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2013

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS		3
Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	4
Item 2.	Unaudited Condensed Consolidated Financial Statements as of March 31, 2013 and December 31, 2012 and for the three-month period ended March 31, 2013 and 2012	F-1

This Form 6-K consists of a Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), as of and for the three months ended March 31, 2013.

As of January 1, 2012, the company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for the preparation of its consolidated financial statements. Prior to 2012, the company prepared its audited consolidated financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). The unaudited condensed consolidated financial statements for the three months ended March 31, 2013 and 2012 are unaudited and have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS. Any subsequent changes recognized in the annual consolidated financial statements at December 31, 2013, might result in modifications to previously reported information.

The financial information is presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted, for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”).

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements. These statements relate to our future prospects, developments and business strategies and are identified by our use of terms and phrases such as “anticipate,” “believe,” “could,” “would,” “will,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “goals,” “target,” “strategy” and similar terms and phrases, and may include references to assumptions.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, regional, national or global economic, business, market and regulatory conditions, and the following:

•	general economic conditions in the United States of Mexico (“Mexico”), the United States of America (“U.S.”) and any significant economic or political developments in those countries;

•	the competitive nature of providing information technology (“IT”), data, internet, local and long distance telephone services;

•	our ability to attract new customers;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	views of regulators in connection with the validity of our concessions or interpretations that result in the revocation or non-extension of concessions;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	declining rates for long distance traffic;

•	technological innovations;

•	our need for substantial capital;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including, but not limited to, costs associated with billing and collection, marketing and sales, and personnel training and travel expenses;

•

changes in the applicable fixed-to-mobile and long-distance termination rates, including legal challenges that could materially delay or cancel any benefits arising from new resolutions from the regulatory authorities;

•	changes in the policies of central banks and/or foreign governments; and

•	other factors described under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2012 and elsewhere in this report.

Should one or more of these factors or situations materialize, or should the underlying assumptions prove to be incorrect, the actual results may differ considerably from those that are described, foreseen, considered, estimated, expected, predicted or intended in this annual report.

These forward-looking statements speak only as of the date of this Form 6-K and we undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe that the plans, intentions and expectations reflected in or suggested by such forward looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to the persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. See Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item 1 | Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 and the notes thereto contained elsewhere herein.

Three-month period ended March 31, 2013 compared to the three-month period ended March 31, 2012

Revenues

Total revenue during the three-month period ended March 31, 2013 was Ps. 1,219.0 million, a 4.3%, or Ps. 50.3 million, increase from the Ps. 1,168.6 million for the same period in 2012. This increase was the result of an increase in both our enterprise segment and other segments revenues.

Enterprise Segment. Revenues increased 4.4%, or Ps. 49.5 million, to Ps. 1,163.7 million in the three-month period ended March 31, 2013, from Ps. 1,114.2 million for the same period in 2012. This increase was primarily due to an increase in our IT, data, internet and local services revenues partially offset by a decrease in long distance services revenues. Our enterprise segment represented 95.5% of our total revenues in the three month period ended March 31, 2013.

Other Segments. Revenues increased 2.0%, or Ps. 0.8 million, to Ps. 55.3 million in the three-month period ended March 31, 2013, from Ps. 54.4 million for the same period in 2012. This increase was primarily due to an increase in our Voice over IP (“VOIP”) services revenues partially offset by a decrease in long distance revenues.

During the three-month period ended March 31, 2013, IT, data, internet and local service revenues reached Ps. 1,033.1 million, a 10.3%, or Ps. 96.5 million, increase from Ps. 936.7 million for the same period in 2012. The increase in IT, data, internet and local services revenues was primarily due to an increase in revenues from IT-related services such as VPN, Cloud services, collaboration, managed networks and security services revenues. Our IT, data, internet and local services represented 84.8% of our total revenues during the three-month period ended March 31, 2013, compared to 80.1% during the same period in 2012.

Revenues from our long distance services for the three-month period ended March 31, 2013 decreased 19.9%, or Ps. 46.1 million, to Ps. 185.8 million from Ps. 232.0 million for the same period in 2012. The decrease in long distance revenues was due to a decrease in both domestic and international long distance traffic coupled with lower revenue per minute when compared to the three-month period ended March 31, 2012. Our long distance services represented 15.2% of our total revenues during the three-month period ended March 31, 2013, compared to 19.9% during the same period in 2012.

Cost of services (excluding depreciation and amortization)

Our cost of services consisted primarily of interconnection costs, including:

•	fees for leased lines, typically paid on a per-circuit per-month basis to Teléfonos de México S.A.B. de C.V.(“Telmex”) and other last mile access providers;

•	interconnection costs, including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated by us in Mexico.

Cost of services (excluding depreciation and amortization) increased 50.8%, or Ps. 101.7 million, to Ps. 302.0 million for the three-month period ended March 31, 2013 from Ps. 200.2 million for the same period in 2012. The increase in cost of services is primarily attributed to a cancellation for a provision of fixed-to-mobile interconnection rates related to the resolution of a dispute with Telcel that was recorded as a one-time benefit in long distance and local services during the three month period ended March 31, 2012, when compared to the same period in 2013.

Enterprise Segment. Costs of services increased 53.9%, or Ps. 101.1 million, to Ps. 288.8 million in the three-month period ended March 31, 2013 from Ps. 187.7 million for the same period in 2012. This increase is primarily attributed to the cancellation of the provision for fixed-to-mobile interconnection rates in 2012 mentioned above coupled with an increase in costs of IT, data, internet and local services costs as a result of an increase in the volume of those services.

Other Segments. Cost of services increased 4.5%, to Ps. 13.1 million in the three-month period ended March 31, 2013 from Ps. 12.5 million for the same period in 2012. This increase is primarily attributed to the cancellation of the provision for fixed-to-mobile interconnection rates in 2012.

Cost of IT, data, internet and local services increased 26.8%, or Ps. 48.9 million, to Ps. 231.4 million for the three-month period ended March 31, 2013 from Ps. 182.5 million for the same period in 2012. This increase was primarily due to an increase in the volume of our IT-related services coupled with an increase in local services costs due to the cancellation of the provision for fixed-to-mobile interconnection rates in 2012 mentioned above.

Cost of long distance services increased Ps. 52.8 million to Ps. 70.5 million for the three-month period ended March 31, 2013, from Ps. 17.7 million for the same period in 2012. This increase in cost of long distance services is primarily attributed to the cancellation of the provision for fixed-to-mobile interconnection rates in 2012 mentioned above.

Gross profit (excluding depreciation and amortization)

Gross profit is revenues less cost of services. As used in this section, gross profit (excluding depreciation and amortization) excludes depreciation and amortization, whereas “gross profit” in the financial statements included in this report includes depreciation and amortization. Gross profit (excluding depreciation and amortization) is considered a non-IFRS financial measure. Gross profit (excluding depreciation and amortization) is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Rather, gross profit (excluding depreciation and amortization) is provided as additional information to complement IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, it should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS.

We believe that gross profit (excluding depreciation and amortization) can be useful in facilitating comparisons of operating performance between periods and with other companies. However, our computation of gross profit (excluding depreciation and amortization) is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expenses. Although gross profit (excluding depreciation and amortization) is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with IFRS, as an indication of our financial performance), or an indication of resources generated from operating activities (determined in accordance with IFRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit (excluding depreciation and amortization) decreased 5.3%, or Ps. 51.4 million, to Ps. 917.0 million for the three-month period ended March 31, 2013 from Ps. 968.4 million for the same period in 2012. Our gross profit (excluding depreciation and amortization) decreased primarily due to the increase in costs attributable to the cancellation of the provision for fixed-to-mobile interconnection rates recorded as a benefit in the three-month period ended March 31, 2012, lowering costs for that period when compared to the same period in 2013, the effect of which was partially offset by an increase in our IT-related services revenues in the three-month period ended March 31, 2013 compared to the same period in 2012.

Enterprise Segment. Our gross profit (excluding depreciation and amortization) decreased 5.6%, or Ps. 51.7 million, to Ps. 874.8 million in the three-month period ended March 31, 2013 from Ps. 926.5 million for the same period in 2012. This decrease in gross profit (excluding depreciation and amortization) was primarily due to the increase in cost attributable to the cancellation of the provision for fixed-to-mobile interconnection rates recorded in

2012 when compared to the same period of 2013, partially offset by an increase in our IT, data, internet and local services gross profit (excluding depreciation and amortization) as a result of increasing service volume in the three-month period ended March 31, 2013 compared to the same period in 2012.

Other Segments. Our gross profit (excluding depreciation and amortization) increased 0.7%, or Ps. 0.3 million, to Ps.42.2 million in the three-month period ended March 31, 2013 from Ps. 41.9 million for the same period in 2012. This increase was primarily due to the increase in our VOIP services gross profit (excluding depreciation and amortization) partially offset by a decrease in long distance services gross profit (excluding depreciation and amortization) when compared to the three-month period ended in March 31, 2012.

Our IT, data, internet and local services gross profit (excluding depreciation and amortization) increased 6.3%, or Ps. 47.6 million, to Ps. 801.7 million for the three-month period ended March 31, 2013 from Ps. 754.1 million for the same period in 2012. This increase was primarily due to the increase in IT-related services volume such as VPN, Cloud services, collaboration, managed networks and security services revenues partially offset by an increase in costs attributable to the cancellation of the provision for fixed-to-mobile interconnection rates in 2012.

Our long distance gross profit (excluding depreciation and amortization) decreased 46.2%, or Ps. 99.0 million, to Ps. 115.3 million for the three-month period ended March 31, 2013 from Ps. 214.3 million for the same period in 2012. This decrease was primarily due to the cost increase attributable to the cancellation of the provision for fixed-to-mobile interconnection rates in 2012 previously explained.

A reconciliation of our operating income to gross profit (excluding depreciation and amortization) is provided below as of March 31, 2013 and 2012:

(in millions)	Three-month period ended
	March 31,
	2013		2012
Gross profit (excluding depreciation and amortization)	Ps.	917.0	Ps.	968.4
Administration and selling expenses		(451.5)		(430.2)
Depreciation and amortization [1]		(202.1)		(209.1)
Other expenses, net		(0.4)		(0.3)

Operating income	Ps.	259.4	Ps.	329.0

Administration and selling expenses

Administration and selling expenses increased 5.0%, or Ps. 21.3 million, to Ps. 451.5 million for the three-month period ended March 31, 2013 from Ps. 430.2 million for the same period in 2012, primarily as a result of higher personnel and marketing expenses. For the three-month period ended March 31, 2013 and 2012, administration and selling expenses represented 37.0% and 36.4% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 202.1 million in the three-month period ended March 31, 2013, and Ps. 209.1 million in the same period in 2012. The decrease is mainly explained by some assets that were fully depreciated in 2012 and did not carry depreciation in 2013.

1	In the financial statements, depreciation and amortization is allocated to cost of services (Ps. 180.3 million, in the three-month period ended March 31, 2013 and Ps. 184.6 million in the three-month period ended March 31, 2012) and administrative and selling expenses (Ps. 21.8 million in the three-month period ended March 31, 2013 and Ps. 24.5 million in the three-month period ended March 31, 2012) as it corresponds, in accordance to the items to which it is attributable.

Operating income

Operating income decreased 21.2%, or Ps. 69.6 million, to Ps. 259.4 million in the three-month period ended March 31, 2013 from Ps. 329.0 million for the same period in 2012. This decrease was primarily attributable to the one-time cost benefit recorded in 2012 as a result of the cancellation of the provision for fixed-to-mobile interconnection rates discussed above which increased gross profit in the three-month period ended March 31, 2012 compared to the same period in 2013, the effect of which was partially offset by an increase in our IT–related services gross profit in the three-month period ended March 31, 2013.

Finance result

During the three-month period ended March 31, 2013, we recorded a Ps. 45.6 million comprehensive financial gain compared to a Ps. 155.6 million comprehensive financial gain for the same period in 2012. The following table sets forth our comprehensive financial results for the periods indicated:

(in millions)	Three-month period ended March 31,
	2013		2012
Finance income	Ps.	125.7	Ps.	233.1
Finance cost		(80.1)		(77.5)

Finance result, net	Ps.	45.6	Ps.	155.6

We record a foreign exchange gain or loss within finance income or finance cost, as applicable, with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets for the three-month periods ended March 31, 2013 and March 31, 2012.

Finance income amounted to Ps. 125.7 million in the three-month period ended March 31, 2013 and Ps. 233.1 million in the same period in 2012. We recorded a foreign exchange gain that amounted to Ps. 123.4 million in three-month period ended in March 31, 2013, compared to Ps. 228.8 million in the same period in 2012. The value of the Peso against the U.S. dollar appreciated 5.0% during the three-month period ended March 31, 2013 and 8.1% during the three-month period ended March 31, 2012.

Our finance cost totaled Ps. 80.1 million during the three-month period ended March 31, 2013, compared to Ps. 77.5 million during the three-month period ended March 31, 2012. We recorded as a benefit in our finance cost a foreign exchange gain on accrued interest expense that amounted to Ps. 4.4 million in the three-month period ended March 31, 2013 and Ps. 14.9 in the same period in 2012.

Income Tax and IETU

We and our subsidiary, Servicios Alestra, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. For the three-month period ended March 31, 2013, we recorded an income tax provision using an income tax effective rate of 26%, and an income tax effective rate of 25% for the same period in 2012.

For the three-month period ended March 31, 2013, our income tax was higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated statement of operations.

Net Income (loss)

As a result of the above factors, in the three-month period ended March 31, 2013, we recorded a net income of Ps. 224.7 million compared to a net income of Ps. 361.9 million in the same period in 2012.

Current Liquidity

As of March 31, 2013 we had Ps. 331.8 million of unrestricted cash available, compared to Ps. 410.5 million of unrestricted cash as of December 31, 2012. In the three-month period ended March 31, 2013, our cash from operations amounted to Ps. 278.1 million, and the net cash used in investing and financing activities amounted to Ps. 196.5 million and Ps. 157.5 million, respectively.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the United States and Mexican governments, major U.S. and Mexican banks, and corporations with high credit ratings. As of March 31, 2013, we had cash of Ps. 29.4 million and temporary investments of Ps. 302.4 million, of which Ps. 169.3 million were in Peso-denominated instruments and Ps. 133.1 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of March 31, 2013 and December 31, 2012, our ratio of current assets to current liabilities was 1.61x and 1.49x, respectively. Our ratio of current assets to current liabilities as of March 31, 2013 includes the corresponding amortization of our vendor facilities.

(in millions)	As of		As of
	March 31,		December 31,
	2013		2012
Unrestricted cash balance	Ps.	331.8	Ps.	410.5
Current ratios (times)		1.61x		1. 49x

On September 8, 2009, a trust was created by us and Telmex, with BBVA Bancomer as a trustee (the “Escrow Account”), to guarantee the payment of interconnection services. As of March 31, 2013, the trust balance was Ps. 428.2 million, registered as restricted cash included as non-current assets in our statement of financial position.

Capital expenditures during the three-month period ended March 31, 2013 amounted to Ps. 341.1 million, compared to Ps. 144.5 million invested in the same period in 2012. Our 2013 capital expenditure program includes investments to expand our network, to develop new services to customers, to provide direct access to customers to connect to our network and to extend our network to customers’ premises, commonly referred to as the last-mile access, as well as the construction of our data center in Queretaro for which an initial investment was required in the three-month period ended March 31, 2013. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of March 31, 2013 and December 31, 2012, our total debt amounted to U.S. $ 200.0 million comprised of our 11.750% senior unsecured notes due 2014 in an amount of U.S. $200.0 million, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On December 23, 2011, we signed a committed revolving facility with Comerica Bank for U.S. $20.0 million which bears interest at a three-month adjusted LIBOR rate plus 3.00%. The revolving facility is due on June 2014. This facility is currently unused.

On June 5, 2012 we signed a revolving credit line with Bancomext in an amount of Ps. 450.0 million which matures on June 5, 2016. This facility is currently unused.

Relevant Events

In March, 2013 the 13th Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for us.

Also in March, 2013, we created a new subsidiary, Alestra USA Inc., in the State of Delaware in the United States, which we capitalized in April 2013 with initial capital of U.S. $500,000, to be used to acquire equipment from us or directly from suppliers, such equipment to be installed at operative sites. Alestra USA Inc.’s main business activity is limited to purchasing equipment and leasing it to us.

Subsequent Events

In April 2013, we received the official legal notification of the resolution regarding the 2009 dispute with Telmex. As a result, we received the refund of the amount deposited in the Escrow Account related to the disputed amount relating to interconnection rates for 2009, along with the corresponding interest thereon, amounting to Ps. 289.9 million. In addition, an impact in the financial statements will result in a cost reduction and the elimination of its related provision for Ps. 252.8 million. This change will be applied prospectively in the subsequent months.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Consolidated Statements of Financial Position

March 31, 2013 and December 31, 2012

In thousands of Mexican pesos
	Note	March 31, 2013		December 31, 2012
Assets

CURRENT:
Cash and cash equivalents	7	Ps	331,845	Ps	410,455
Trade and other receivables, net	8		814,955		622,419
Other current assets	9		243,684		188,663

Total current assets			1,390,484		1,221,537

NON-CURRENT:
Restricted cash and cash equivalents	10		428,222		424,460
Property, plant and equipment, net	11		4,936,846		4,942,209
Intangible assets, net			314,188		315,908
Deferred income tax assets			388,573		386,756
Other non-current assets			48,863		54,630

Total non-current assets			6,116,692		6,123,963

Total Assets		Ps	7,507,176	Ps	7,345,500

Liabilities and equity

Liabilities

CURRENT:
Current debt	12	Ps	38,718	Ps	120,800
Trade and other payables	13		824,099		698,668

Total current liabilities			862,817		819,468

NON-CURRENT:
Non-current debt	12		2,451,907		2,579,652
Provisions			737,299		716,149
Employee benefits obligations			96,524		99,870

Total non-current liabilities			3,285,730		3,395,671

Total Liabilities			4,148,547		4,215,139

Equity

Equity attributable to parent company owners:
Common stock			1,181,346		1,181,346
Retained earnings			2,177,279		1,949,011

Total equity attributable to parent company owners			3,358,625		3,130,357
Non-controlling interest			4		4

Total Equity			3,358,629		3,130,361

Total Liabilities and Equity		Ps	7,507,176	Ps	7,345,500

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Consolidated Statements of Operations

For the three month period ended March 31, 2013 and 2012

In thousands of Mexican pesos
		Three months ended March 31,
	Note	2013		2012

Revenues		Ps	1,218,954	Ps	1,168,635
Cost of services			(482,261)		(384,798)

Gross profit			736,693		783,837

Administrative and selling expenses			(473,613)		(453,926)
Other expenses, net			(3,720)		(1,038)

Operating income			259,360		328,873

Finance income			125,709		233,128
Finance cost			(80,099)		(77,524)

Finance result, net	15		45,610		155,604

Profit (loss) before income tax			304,970		484,477
Income tax (expense) benefit	16		(80,274)		(122,541)

Consolidated net income (loss)			224,696		361,936

Attributable to:
Parent company owners		Ps	224,696	Ps	361,936

Non-controlling interest		Ps	—	Ps	—

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Consolidated Statements of Comprehensive Income (Loss)

For the three month period ended March 31, 2013 and 2012

In thousand of Mexican pesos
		Three months ended March 31,
	Note	2013		2012

Consolidated net income (loss)		Ps	224,696	Ps	361,936

Other comprehensive income (loss):
Actuarial gains (losses) for employee benefit obligations			3,572		—

			—		—

Total comprehensive income (loss)		Ps	228,268	Ps	361,936

Attributable to:
Parent company owners		Ps	228,268	Ps	361,936
Non-controlling interest			—		—

Total comprehensive income (loss) for the year		Ps	228,268	Ps	361,936

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Consolidated Statements of Changes in Equity

For the three month period ended March 31, 2013 and 2012

In thousands of Mexican pesos
	Note	Common stock		Retained earnings		Total attributable to owners of the parent		Non-controlling interest		Total Equity

Balance at January 1st, 2012		Ps	1,181,346	Ps	1,431,594	Ps	2,612,940	Ps	(9)	Ps	2,612,931
Transactions with shareholders:
Dividends declared

Net income			—		361,936		361,936		—		361,936
Other comprehensive income for the year			—		—		—		—		—

Total comprehensive loss for the year			—		361,936		361,936		—		361,936

Balance at March 31, 2012			1,181,346		1,793,530		2,974,876		(9)		2,974,867

Balance at January 1st, 2013			1,181,346		1,949,011		3,130,357		4		3,130,361

Transactions with shareholders:
Dividends declared

Net income			—		224,696		224,696				224,696
Other comprehensive (loss) income for the year					3,572		3,572				3,572

Total comprehensive income for the year					228,268		228,268				228,268

Balance at March 31, 2013		Ps	1,181,346	Ps	2,177,279	Ps	3,358,625	Ps	4	Ps	3,358,629

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Consolidated Statements of Cash Flows

For the three month period ended March 31, 2013 and 2012

In thousands of Mexican pesos
		Three month ended March 31,
	Note	2013		2012

Cash flows from operating activities:

Profit (loss) before income tax		Ps	304,970	Ps	484,477
Depreciation and amortization	11		202,054		209,097
Write off of property plant and equipment			3,721		960
Provision for impairment of trade receivables			3,754		8,627
Costs related to employees benefits			1,084		597
Finance income	15		(125,709)		(233,128)
Finance cost	15		80,099		77,524
(Loss) profit in sale of property, plant and equipment			(49)		—
Other, net			563		524

Subtotal			(470,487)		548,678
Increase in trade and other receivables			(257,680)		(182,630)
Increase in suppliers and accounts payable			107,371		51,535
Income tax paid			(42,101)		(86,898)

Net cash generated from operating activities			278,077		330,685

Cash flows from investing activities:

Interests received			2,235		4,048
Acquisitions of property, plant and equipment			(181,189)		(134,949)
Acquisitions of intangible assets			(17,454)		(9,442)

Net cash used in investing activities			(196,408)		(140,343)

Excess of cash to be applied to financing activities			81,669		190,342

Cash flows from financing activities:

Interests paid			(157,526)		(153,559)
Payments of debt and bank loans			—		(12,390)

Net cash flows used in financing activities			(157,526)		(165,949)

Net (decrease) increase in cash and cash equivalents			(75,857)		24,393
Exchange rate fluctuation of cash and cash equivalents			(2,753)		(17,332)
Cash and cash equivalents at beginning of period			410,455		488,091

Cash and cash equivalents at period end		Ps	331,845	Ps	495,152

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Incorporation and activity of the Company

Alestra, S. de R. L. de C. V. (“Alestra” or “the Company”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Alfa, S. A. B. de C.V. (“Alfa”) (51%) and AT&T Telecom México, Inc. (“AT&T México”) (49%).

On July 12, 2011, Alfa made effective the Equity Purchase Agreement entered into by and between AT&T México, Alfa and the Company, and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.” On June 1st, 2012, ATI was dissolved. Such dissolution does not affect in any manner the operation. The decision was taken mainly because this company was not operational hence, not generating any income for the Company.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering mainly internet, data, IT, and local and long distance telephone services.

The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In addition, Alestra has the freedom to define to whom it will provide voice and data services, and to fix prices which do not depend on any tariff imposed by the Government, and which is the reason the Company applies the accounting policies described in Note 3. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, from January 1 throughout June 27, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 199 cities as of March 31, 2013.

The Ministry of Communications has made various amendments to the Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico, as well as data transfer services and other value added services.

As of October 1, 2011, AT&T México and the Company terminated the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico.

The Company’s address and main place of business is Edificio Alestra, Av. Lázaro Cárdenas 2321, Floor 9 Residencial San Agustín, 66260 San Pedro, Garza García, Nuevo León.

Note 2 – Significant events

In March, 2013 the 13 Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for Alestra.

Also in March, 2013, Alestra created a new subsidiary Alestra USA Inc. in the State of Delaware in the United States, which Alestra capitalized in April 2013, with initial capital of U.S. $500, 000, to be used to acquire equipment from Alestra or directly from suppliers, such equipment to be installed at operative sites. Alestra USA Inc.’s main business activity is limited to purchasing equipment and leasing it to Alestra.

Note 3 – Basis of preparation

These condensed consolidated interim financial statements for the three months ended March 31, 2013 and 2012 are unaudited and have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with IFRS.

Note 4 – Summary of significant accounting policies

These consolidated financial statements were approved by the Company’s officers on May 28, 2013.

The accounting policies adopted are consistent with those of the previous financial year except for the adoption of new standards effective as of January 1, 2013. The nature and the impact of each new standard/amendment is described below.

•

IAS 1 (amended) – “Presentation of Financial Statements”. The amendment requires entities to separate the items presented in other comprehensive income in two groups based on whether they can be recycled to the income statement in the future or not. Items that cannot be recycled will be presented separately from items that can be recycled in the future. Entities that decide to present items of other comprehensive income before taxes should show taxes related to the two groups separately. For the Company, this amendment was effective on January 1, 2013. The amendment affected presentation only and had no impact on the Company’s financial position or performance.

•

IAS 19 (Revised) – “Employee Benefits”. There are a number of amendments which have been applied retrospectively; it eliminates the option to defer the recognition of actuarial gains and losses from defined benefit post-employment plans, known as the ‘corridor method’. The Company has not previously applied this option, and has used the option to recognize such gains and losses in other comprehensive income. Therefore this change in the new standard has no impact on the Company’s condensed interim financial statements. Expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation. This change has no material impact on the Company’s financial statements for 2012. Past service cost is recognized in the income statement in the period of a plan amendment instead of deferring the portion related to unvested benefits. Previously the Company recognized past-service costs immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period), the impact on the Company’s net profit for 2012 is not material. As a result of the adoption of the amended IAS 19, the Company adjusted a consolidated unamortized past service cost balance in the aggregate amount of (Ps 17,985) as of January 1, 2013, and recognized a related charge net of income tax to consolidated retained earnings of (Ps 3,573) as of January 1, 2013. The amended IAS19 was adopted prospectively and prior periods were not restated as the effect was not material to the financial position of the Company.

•

IFRS 10, ‘Consolidated financial statements’ – IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation – special purpose entities’. Under IFRS 10, subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. The Company has applied IFRS 10 retrospectively in accordance with the transition provisions of IFRS 10. This had no impact on the consolidation of investments held by the Company.

•

IFRS 12 “Disclosure of Interests in Other Entities” requires disclosure of information that enables users of financial information to evaluate the nature and risk associated with their interest in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet entities, in addition to the effects of those interest in its financial position and performance, and its cash flows. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures in the condensed consolidated interim financial statements as of March 31, 2013.

•

IFRS 13 “Fair Value Measurement” objective is to define the fair value and establish in a single standard, a framework for measuring fair value and disclosure requirements on these measurements. This standard applies when other IFRS require or permit fair value measurement, except for transactions within the scope of IFRS 2 “Share based Payments”, IAS 17 “Leases”, measurements that have similarities to fair value but are not considered as such, and the net realizable value under the scope of IAS 2 “Inventories” or the value in use in IAS 36 “Impairment of Long-Lived Assets”. The application of IFRS 13 has not materially impacted on the fair value measurements carried out by the Company, however the additional disclosure requirements by IAS 34 have been applied in the condensed consolidated interim financial statements as of March 31, 2013.

Note 5 – Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, fair value interest rate risk, cash flow), credit risk, liquidity risk and price risk of inputs and products. The overall risk management program of the Company focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The objective is to keep under control the total cost of its financing and the volatility associated with exchange rates and interest rates.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2012. There have been no changes in the risk management department since year end or in any risk management policies.

During the three months ended March 31, 2013 and 2012, the Mexican peso to US dollar exchange rate fluctuated from 13.01 to 12.35 and from 13.98 to 12.86, respectively which resulted in a gain on translation effect of Ps 123,402 and Ps 228,816, respectively, both recognized in financial income during those periods.

Note 6 – Critical accounting estimates and significant judgments

Preparing the condensed consolidated interim financial statements requires the use of certain critical accounting estimates. Additionally, it requires the Company’s management to use judgment in the process of applying the accounting policies of the Company and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from the estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by the management in the process of applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2012.

Note 7 – Cash and cash equivalents

Cash and cash equivalents presented in the statement of financial position are comprised as follows:

	March 31, 2013		December 31, 2012

Cash at bank and in hand	Ps	29,440	Ps	12,597
Short term bank deposits		302,405		397,858

Total cash and cash equivalents	Ps	331,845	Ps	410,455

Note 8 – Trade and other receivables, net

	March 31, 2013		December 31, 2012

Trade receivables	Ps	709,295	Ps	491,574
Provision for impairment of trade receivables		(41,390)		(37,491)

Trade receivables, net		667,905		454,083
Receivables from related parties (Note 26)		1,397		6,949
VAT recoverable		107,147		136,282
Other debtors		38,506		25,105

Total trade and other receivables, net	Ps	814,955	Ps	622,419

Trade and other receivables include past due but not impaired balances amounting to Ps 87,345 and Ps 49,645, at March 31, 2013 and December 31, 2012, respectively.

The aging analysis of balance due from trade receivables not impaired is as follows:

	At March 31, 2013 Past due
	1 to 30 days		30 to 90 days		90 to 180 days		More than 180 days
Trade and other receivables	Ps	49,335	Ps	26,554	Ps	9,093	Ps	2,363

	At December 31, 2012 Past due
	1 to 30 days		30 to 90 days		90 to 180 days		More than 180 days
Trade and other receivables	Ps	21,033	Ps	15,465	Ps	9,142	Ps	4,005

The movements and impairment provision of trade and other receivables are analyzed as follows:

	2012		2011

Opening balance (January 1st.)	Ps	(37,491)	Ps	(49,580)
Impairment provision of trade and other receivables		(3,754)		(11,378)
Receivables written off during the year				24,140
Recovery of written off accounts		(145)		(673)

Ending balance March 31, 2013	Ps	(41,390)	Ps	(37,491)

Impairment is recognized in the line of administrative, selling and other operating expenses in the income statement.

Note 9 – Other current assets

	March 31, 2013		December 31, 2012

Advanced payments (2)	Ps	210,313	Ps	135,233
Inventories (1)		32,433		30,363
Income tax advances		938		23,067

Total other current assets	Ps	243,684	Ps	188,663

(1)	Inventory includes telecommunication equipment that comprise mainly telephones and other minor telecommunication equipments.
(2)	Includes the short term portion of the corporate fee which amounts to Ps 39,289 for 2013 and 2012. The remaining balance is comprised of advanced payments of annual leases, insurance and maintenance.

Note 10 – Restricted cash

Alestra filed a disagreement before Cofetel derived from a dispute in the resale of the interconnection tariffs that Alestra had held with Teléfonos de México, S. A. B. de C. V. (“Telmex”) and Teléfonos del Norte (“Telnor”, a subsidiary of Telmex). The disagreement is requesting a resolution regarding the interconnection traffic tariffs for public telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2009 and 2008.

On September 8, 2009, a trust was created by the Company and Telmex with BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008; this trust contract was subsequently modified to include the amounts in dispute for 2009 and 2010. Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the interest received thereof will be distributed or apply to future services, as agreed.

The restricted cash represents the trust balance and is shown in the statement of financial position in non-current assets. At March 31, 2013 and December 31, 2012 the trust balance amounted to Ps 428,222 and Ps 424,460, respectively, comprised of the contributions made by Alestra of Ps 376,780 at March 31, 2012 (Ps 376,780 at December 31, 2012) and the corresponding interest received amounting to Ps 51,442 at March 31, 2013 and (Ps 47,680 at December 31, 2012). Alestra and Telmex did not extend the trust contract for 2011 and therefore, on January 1st, 2011, the Company ceased depositing into the trust agreement. Since the date of the creation of the trust through March 31, 2013, no amounts have been paid.

In April 2013, The Company received the official legal notification of the resolution regarding the 2009 dispute with Telmex. See note 20

Note 11 – Property, plant and equipment, net

At March 31, 2013 and December 31, 2012 and 2011, property and equipment net, consists of the following:

	Land		Buildings and construction		Machinery and equipment		Telephone Network		Furniture, laboratory and IT equipment		Motor vehicles		Leasehold Improvements		Constructions in progress		Other fixed assets		Total

Balance at December 31, 2011	Ps	301,775	Ps	167,216	Ps	5,455	Ps	3,903,026	Ps	80,207	Ps	8,136	Ps	14,233	Ps	336,019	Ps	234	Ps	4,816,301

Cost		301,775		277,121		56,105		10,877,939		521,720		32,330		70,895		336,019		1,507		12,475,411
Accumulated depreciation		—		(109,905)		(50,650)		(6,974,913)		(441,513)		(24,194)		(56,662)		—		(1,273)		(7,659,110)

Net book value at December 31, 2011	Ps	301,775	Ps	167,216	Ps	5,455	Ps	3,903,026	Ps	80,207	Ps	8,136	Ps	14,233	Ps	336,019	Ps	234	Ps	4,816,301

Year ended December 31, 2012
Opening net book value	Ps	301,775	Ps	167,216	Ps	5,455	Ps	3,903,026	Ps	80,207	Ps	8,136	Ps	14,233	Ps	336,019	Ps	234	Ps	4,816,301
Additions		10,792						13,304				11,174				855,236				890,506
Disposals						(10)		(9,345)		(402)		(128)								(9,885)
Depreciation charges				(4,562)		(299)		(702,132)		(39,631)		(4,429)		(3,509)				(151)		(754,713)
Transfers		2,586		13,397		(4,646)		737,297		38,352				4,633		(791,619)

Closing net book value at December 31, 2012		315,153		176,051		500		3,942,150		78,526		14,753		15,357		399,636		83		4,942,209

Cost		315,153		290,518		44,410		11,528,496		498,503		38,254		75,528		399,636		1,507		13,192,005
Accumulated depreciation		—		(114,467)		(43,910)		(7,586,346)		(419,977)		(23,501)		(60,171)		—		(1,424)		(8,249,796)

Net book value at December 31, 2012	Ps	315,153	Ps	176,051	Ps	500	Ps	3,942,150	Ps	78,526	Ps	14,753	Ps	15,357	Ps	399,636	Ps	83	Ps	4,942,209

Year ended March 31, 2013
Opening net book value	Ps	315,153	Ps	176,051	Ps	500	Ps	3,942,150	Ps	78,526	Ps	14,753	Ps	15,357	Ps	399,636	Ps	83	Ps	4,942,209
Additions								4,499				2,111				174,639				181,249
Disposals								(3,691)		(41)										(3,732)
Depreciation charges				(1,216)		(73)		(170,320)		(9,056)		(1,359)		(821)				(35)		(182,880)
Transfers				4,720				136,697		3,307				650		–145,374				—

Closing net book value at March 31, 2013		315,153		179,555		427		3,909,335		72,736		15,505		15,186		428,901		48		4,936,846

Cost		315,153		295,238		44,351		11,642,918		498,001		39,856		76,178		428,901		1,506		13,342,102
Accumulated depreciation		—		(115,683)		(43,924)		(7,733,583)		(425,265)		(24,351)		(60,992)		—		(1,458)		(8,405,256)

Net book value at March 31, 2013	Ps	315,153	Ps	179,555	Ps	427	Ps	3,909,335	Ps	72,736	Ps	15,505	Ps	15,186	Ps	428,901	Ps	48	Ps	4,936,846

Depreciation charged to income for the period ended March 31, 2013 and 2012 was Ps 182,880 and Ps 187,106, respectively, which is recognized Ps 179,260 as costs of services and Ps 3,620 as administrative and selling expenses and Ps 183,514 and Ps 3,592 in 2012, respectively.

Note 12 – Debt

As of March 31, 2013 and December 31, 2012, bank loans, notes payable and capital leases consist of the following:

	At March 31 2013		At December 31 2012

Senior Notes	Ps	2,490,625	Ps	2,700,452
Unsecured bank loans		—		—
Notes Payable		—		—

		2,490,625		2,700,452

Less: current portion of non-current debt		(38,718)		(120,800)

Non-current debt (1)	Ps	2,451,907	Ps	2,579,652

(1)	The carrying amounts, terms and conditions of non-current debt are as follows:

Description	Currency	At March 31 2013		At December 31 2012		Maturity date	Interest rate

11.750% Senior Notes (a)	US$	Ps	2,451,907	Ps	2,579,652	11/08/2014	13%

Total Senior Notes			2,451,907		2,579,652

TOTAL		Ps	2,451,907	Ps	2,579,652

a)	On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$ 200 million (“11.750% Senior Notes”). The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014. The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the statement of financial position.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps 66,166 (US$ 5.1 million), will be amortized over the life of the 11.750% Senior Notes.

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of March 31, 2013 and December 31, 2012 at the date of issuance of these financial statements the Company is in compliance with all required covenants.

The indenture governing the Company’s 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

Subject to specified exceptions, the Company may not incur indebtedness unless consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and the Company’s consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. The Company’s consolidated leverage ratio was less than 3.50 to 1.0 and consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

•

Subject to specified exceptions, the Company may not make any restricted payments, including the payment of dividends, unless if can incur at least one additional dollar of indebtedness under the ratios above, no event of default has occurred and is continuing, and the sum of all restricted payments since the issuance of the debt is less than a specified amount (such amount is based on a percentage of the Company’s consolidated net income, capital stock contributions and returns on unrestricted subsidiaries, as defined in the indenture, and other investments); and subject to specified exceptions, the Company may not incur any liens on any of the Company’s properties unless the notes are equally and ratably secured.

At March 31, 2013 the annual maturities of the total non-current debt, corresponding to the 11.750% Senior Notes of Ps 2,451,907 is on 2014.

Note 13 – Trade and other payables

	At March 31 2013		At December 31 2012

Trade payables	Ps	312,684	Ps	223,588
Amounts due to related parties (Note 16)		1,141		618
Dividends payable				—
Income tax		19,251		—
Other accounts payable		491,023		474,462

	Ps	824,099	Ps	698,668

Note 14 – Financial instruments

a. Financial instruments by category

	At March 31, 2013		At December 31, 2012

Financial assets:
Cash and cash equivalents	Ps	331,845	Ps	410,455
Trade and other receivables		669,302		461,032
Restricted cash		428,222		424,460

Total assets	Ps	1,429,369	Ps	1,295,947

Financial liabilities:
Debt	Ps	2,490,625	Ps	2,700,452
Trade and other payables		313,825		224,206

Total liabilities	Ps	2,804,450	Ps	2,924,658

b. Credit quality of financial assets

The credit quality of financial assets that are past due nor impaired can be assessed either by reference to external credit ratings (if available) or to historical information about rates of counterparty default.

The client base is evaluated based on historical performance, aging and classified as low, moderate and high risk.

	At March 31, 2013		At December 31, 2012

Current	Ps	580,560	Ps	404,438
Low risk (past due< 90 days)		75,889		36,498
Moderate risk (past due 90 < 180 days)		9,093		9,142
High risk (past due>180 days)		2,363		4,005

Trade receivables not impaired	Ps	667,905	Ps	454,083

Cash investments are held in highly liquid instruments and the highest credit ratings.

	At March 31, 2013		At December 31, 2012
Unrestricted Cash and cash equivalents, except cash held in hand
A1/P1	Ps	302,405	Ps	397,858
Restricted cash and cash equivalents
A1/P1		428,222		424,460

	Ps	730,627	Ps	822,318

A1 and P1 are the highest scores for short-term investments by Standard & Poor’s and Moody’s Investor Service, respectively.

c. Fair value of financial assets and liabilities

The amount of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, current debt and other current liabilities approximate to its fair value due to their short due date. The net carrying value of this accounts represent the expected cash flow.

The carrying value and the estimated fair value of the rest of the financial assets and liabilities are presented in the following table:

	At March 31, 2013				At December 31, 2012
	Carrying value		Fair value		Carrying value		Fair value
Financial liabilities:

Bank borrowings		—		—
Senior notes	Ps	2,490,625	Ps	2,782,874	Ps	2,700,452	Ps	2,950,040
Derivative instruments

d. Derivative financial instruments

At March 31, 2013 and December 31, 2012, the Company does not have any derivative financial instrument.

Note 15 – Finance income/ (expenses)

	Three month ended March 31,
	2013		2012

Finance income:
Interest income in short-term bank deposits	Ps	2,285	Ps	4,001
- Other finance income		22		311

Finance income excluding exchange gain		2,307		4,312
- Exchange gain		123,402		228,816

Total finance income	Ps	125,709	Ps	233,128

Finance cost:
- Interest expense in bank borrowings	Ps	(78,407)	Ps	(71,463)
- Other finance expenses		(1,692)		(6,061)

Finance cost excluding exchange loss		(80,099)		(77,524)
- Exchange loss		—		—

Total finance cost	Ps	(80,099)	Ps	(77,524)

Finance result, net	Ps	45,610	Ps	155,604

Note 16 – Income tax

	Three month ended March 31,
	2013		2012
Income tax:

Current income tax	Ps	(83,481)	Ps	(72,450)

Deferred income tax		3,207		(50,091)

Expense for income tax	Ps	(80,274)	Ps	(122,541)

Interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period. The estimated average annual tax rate used for 2013 is 30%. The effective income tax rate for the three months ended March 31, 2013 and 2012 was 26% and 25%, respectively.

Note 17 – Transactions and balances with related parties

Related party transactions were carried out as if the counter party conditions by transactions held with related parties were equivalent to similar transactions carried out with independent third parties.

	March 31, 2013				December 31, 2012
Entity	Account receivable		Account payable		Account receivable		Account payable

Ultimate Parent
Associate	Ps	1,397	Ps	1,141	Ps	6,949	Ps	618

Total	Ps	1,397	Ps	1,141	Ps	6,949	Ps	618

As of March 31, 2013, the Company does not have obligations or loans to or from related parties.

Revenue from services provided to affiliates consists of telecommunication services amounting to Ps 28,363 and Ps 16,995 for the three month period ended in March 31, 2013 and 2012, respectively.

Cost of services and other expenses with related parties are as follows:

	Three months ended March 31,
	2013			2012
Entity	Administrative services		Technical assistance	Administrative services		Technical assistance

Ultimate Parent	Ps	9,822	—	Ps	9,822		—
Associate		6,323	—		7,422		—

Total	Ps	16,145	—	Ps	17,244	Ps	—

Administrative services represent the corporate fees paid to Alfa.

For the three month period ended, March 31, 2013 and 2012, salaries and benefits received by the Company’s senior officers amounted Ps 28,607 and Ps 19,842, respectively, consisting of base salary amounts and legal benefits and supplemented by a variable compensation program that is basically driven the Company results.

The Company and its subsidiary have declared they have no significant transactions with related persons and conflicts of interest to disclose.

Note 18 – Segments

The Company’s Chief Operating Decision Maker (CODM) focuses in analyzing the overall business through three operating segments: a) Enterprise Segment, b) Small Business and Consumer Segment, c) International Segment.

Information used to make strategic decisions is reported to the CODM based on these three operating segments. The focus of the three operating segments is described as follows.

The Enterprise operating segment offers communication services, and value added services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities.

The Small Business and Consumer Services operating segment offers communication products and services to the consumer and small businesses market.

The International segment offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to a lack of compliance with quantitative limits, as established in IFRS 8 “Operating Segments” for any of the reported years. Pursuant to this standard, operating segments with total revenues equaling less than 10% of total Company revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the sum of these grouped operating segments do not exceed 25% of total revenues. Therefore, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment segments is grouped together and presented as “other segments”.

In addition to the three operating segments focused on the client, the remaining operations of the Company are included within the category of “Non-Allocated expenses” to be integrated to the consolidated results of the Company. The “Non-Allocated Expenses” category includes expenses associated with the centralized functions of the group including acquisitions and supply chain, administration and management of the entity.

These operating segments are managed separately since the products and services offered and the markets they are focused on are different. The resources are assigned to the operating segments considering the strategies defined by the Company’s management. The transactions between the operating segments are carried out at market values.

Performance of the operating segments is measured based on the Business Unit Contribution (BUC), defined as the operating income of each operating segment, including revenues, direct costs and expenses from the segment, as included in the internal financial reports reviewed by the CODM.

The adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The adjusted EBITDA is considered a useful measure of the business operating performance since it shows the income before depreciation and amortization, and it also provides a significant analysis of the commercial performance upon excluding specific items disclosed separately due to their nature or incidence. The interest expense and income are not assigned to the reportable segments, since this activity is managed globally by the central treasury of the group.

When projects are not directly attributable to a particular operating segment, the capital expense is assigned to each segment based on the ratio of estimated future economic benefits resulting from that capital expenditure.

Following is the consolidated financial information of the reporting segments:

I.	Segments analytic information

	Three month ended March 31,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total

Segment revenue	Ps	1,163,676	Ps	55,278	Ps	1,218,954	Ps	1,114,192	Ps	54,443	Ps	1,168,635
Inter-segment Revenue

Revenues from external costumers	Ps	1,163,676	Ps	55,278	Ps	1,218,954	Ps	1,114,192	Ps	54,443	Ps	1,168,635

Business unit contribution (BUC)	Ps	728,136	Ps	19,958	Ps	748,094	Ps	782,696	Ps	21,185	Ps	803,881
Not assignable expenses						(282,960)						(264,873)

Adjusted EBITDA						465,134						539,008
Other income						(3,720)						(1,038)
Depreciation and amortization						(202,054)						(209,097)

Operative income						259,360						328,873
Finance result, net						45,610						155,604

Income before tax					Ps	304,970					Ps	484,477

Other information:

Fixed Assets investment:

	Three months ended March 31,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total

PP&E	Ps	315,874	Ps	7,758	Ps	323,632	Ps	134,752	Ps	351	Ps	135,103
Intangible Assets		16,130		1,325		17,455		9,368		72		9,440

Capital Investments (Capex)	Ps	332,004	Ps	9,083	Ps	341,087	Ps	144,120	Ps	423	Ps	144,543

II.	General Information

a.	By product or service

Revenues by service

	Three months ended March 31,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total

Long distance	Ps	168,007	Ps	17,837	Ps	185,844	Ps	213,360	Ps	18,623	Ps	231,983
Data, Internet and Local		599,985		37,291		637,276		575,466		35,681		611,147
Corporate services of IT		395,685		151		395,836		325,366		139		325,505

Total revenues by services	Ps	1,163,677	Ps	55,279	Ps	1,218,956	Ps	1,114,192	Ps	54,443	Ps	1,168,635

b.	By geographic segments

Revenues by geographic zone

	Three months ended March 31,
	2013		2012

Mexico	Ps	1,208,748	Ps	1,159,872
Outside Mexico		10,206		8,763

Total revenues	Ps	1,218,954	Ps	1,168,635

Note 19 – Commitments and contingencies

As of March 31, 2013, there have been no significant changes in contingencies with what was disclosed in the previous year’s annual financial statements.

Note 20 – Subsequent events

In April 2013, The Company received the official legal notification of the resolution regarding the 2009 dispute with Telmex. As a result, Alestra received the refund of the amount deposited in the Escrow Account related to the disputed amount relating to interconnection rates for 2009, along with the corresponding interest thereon, amounting to Ps 289.9 million. In addition, an impact in the financial statements will result in a cost reduction and the elimination of its related provision for Ps 252.8 million. This change will be applied prospectively in the subsequent months.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: May 28, 2013